October 17, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Barberich and Wilson K. Lee

RE:	Brookfield Asset Management Inc.

Form 40-F for the year ended December 31, 2011

Filed on March 29, 2012

File No. 033-97038

Thank you for your letter dated August 27, 2012. For your reference we have included along with our responses each of your questions in italics, using the same numbering references in your letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2011

Exhibit 99.2

General

1.	We note your disclosure of “net invested capital” throughout your document. Please clarify how you define this term. Furthermore, we note that you disclose this measure on a segment basis; please aggregate the amounts and tell us how the total relates to your IFRS financial statements. Also, revise your disclosure in future filings to address these points.

Management utilized the terms “net invested capital” and “net tangible asset value” interchangeably when describing the net asset value of its business and its operating segments in its December 31, 2011 Form 40-F. The company defined net tangible asset value on pages 13 and 79 of Form 40-F; however, the company now recognizes that it did not define the term net invested capital nor did it state that it used the two terms interchangeably.

The company included a reconciliation between common equity as determined in its IFRS financial statements and net tangible asset value, both on a segmented basis and in aggregate, on page 22 of Form 40-F.

The company will use the term net invested capital exclusively, as opposed to two terms used interchangeably, to describe the value of its business and its operating segments in future filings.

Earnings Capacity and Dividends, page 7

2.	You state that you believe that you can compound your equity at 12% over the longer term. Please tell us and expand your future filings to discuss your basis for this statement.

The company states within its Management Discussion and Analysis on page 13 of Form 40-F that “our objective is to earn in excess of a 12% annualized total return on the intrinsic value of our common equity, when measured over the long term…”

Management incorporates several considerations in assessing the appropriateness of this objective. First, the company underwrites most of its investments with a target internal rate of return on a levered basis of 12% to 15%. These returns are enhanced by lower cost financial leverage such as corporate debt and preferred shares, and reduced by corporate operating costs, but to an extent that is still consistent with the overall objective. Finally, the company is increasing its revenues from its asset management activities and while the operating margins from this business are currently not particularly impactful on overall returns after deducting direct and indirect costs, the expected growth should result in an ability to increase our overall returns, even in the face of lower investment returns.

This company’s strategy to achieve its objectives are discussed on pages 9 and 10 of Form 40-F under the subtitle “Strategy and Goals” and is expanded on pages 11 to 12 under the subtitles, “Strategy” and “Value Creation” and on pages 77 to 78 under the headings “Operating Capabilities” and “Key Performance Factors”. The company also discloses key risks that could adversely impact its financial condition on pages 80 to 89 of Form 40-F.

Finally, we also note that the three, five, ten and twenty year compound return of an investment in the company’s common shares was 24%, 1%, 20% and 16%, respectively, which is disclosed on page 4 of Form 40-F, and are consistent with the company’s long-term goals.

Part 1 – Overview

Basis of Presentation, Key Performance Metrics and Use of Non-IFRS Measures, page 12

3.	We note the extensive use of non-IFRS measures throughout your document and the prominence of such measures. Please revise your disclosures in future filings to discuss with equal or greater prominence your measures that are calculated and presented in accordance with IFRS.

We will comply.

Part 2 – Financial Review

4.	In footnotes to various tables presented we note that you indicate that the amounts presented include and/or exclude certain things. In future filings, please quantify these amounts within the footnote.

We will comply.

5.	We note that the amounts presented as accounts payable and other within tables on page 21 and page 24 differ from each other and also differ from the amount presented on your IFRS balance sheet on page 94. Please clarify why these amounts differ and reconcile to the balance presented on the IFRS balance sheet.

The company’s statement of financial position on page 21 of Form 40-F presents its net tangible asset value and intrinsic value, which is determined on a pre-tax basis as defined on pages 13 and 79. As a result, “accounts payable and other” balances within this presentation exclude the company’s share of the net deferred income tax liability (i.e. the consolidated deferred income tax liability after deducting the consolidated deferred income tax asset, less the associated non-controlling interest).

In contrast, accounts payable and other presented in the capitalization table on page 24 of Form 40-F includes the consolidated deferred tax liability without any reduction to reflect deferred tax assets.

The following table reconciles “accounts payable and other” within the tables presented on pages 21 and 24 of the company’s Form 40-F to the balances presented on the company’s Consolidated Balance Sheet on page 94:

	Accounts payable and other
Millions	Pg. 21	Pg. 24
Consolidated Balance Sheet account balances
Accounts payable and other	$9,266	$9,266
Deferred income tax asset	(2,118)	n/a
Deferred income tax liability	5,817	5,817

	12,965	15,083
Less: proportionate share of deferred taxes	(2,247)	(2,247)
Accounts payable and other	$10,718	$12,836

In future filings, the company will modify the capitalization table to ensure proper disclosure of these adjustments.

Capitalization, pages 23 – 24

6.	You disclose that your core liquidity as of December 31, 2011 was $3.9 billion, and that it represents cash and financial assets and undrawn credit balances. Please tell us how this amount relates to the amounts disclosed in your IFRS balance sheet.

The company defines core liquidity on page 60 of Form 40-F under the heading “Cash and Financial Assets”, as consisting of “cash, financial assets, and undrawn committed credit facilities” and that it consists of $2.4 billion at the corporate level and $1.5 billion within our principal operating subsidiaries (i.e. it does not include all cash and financial assets held in all of our consolidated subsidiaries). The accompanying table on page 60 indicates that we reduce cash and financial assets by any associated deposits and other liabilities in determining the net invested capital.

The following table reconciles the company’s consolidated financial statement account balances to its core liquidity:

Millions	Corporate	Subsidiary	Total
Financial statement account balances
Cash and cash equivalents	$41	$1,986	$2,027
Other financial assets	1,934	1,839	3,773

	1,975	3,825	5,800
Less:
Cash held in operating entities	—	(1,638)	(1,638)
Investment in Canary Wharf Group	—	(856)	(856)
Held to maturity loans and notes receivable	—	(762)	(762)
Other financial assets	—	(221)	(221)

	1,975	348	2,323
Adjust for:
Deposits (1)	(514)	—	(514)
Undrawn credit facilities	913	1,136	2,049

Core liquidity	$2,374	$1,484	$3,858

(1)	Included in Accounts payable and other in the Consolidated Financial Statements

7.	We note that you indicate the consolidated basis information on the table disclosed on page 24 utilized the same methodology as your IFRS financial statements. However, footnote 3 to the table indicates that shareholders’ equity includes incremental values and asset management franchise value, which are not values recognized under IFRS. Please clarify and/or revise future filings accordingly. In addition, please reconcile the shareholders equity amount disclosed in this table to the amounts presented on your consolidated IFRS balance sheet on page 94 and disclose the reconciliation in future filings.

The reference on page 24 of Form 40-F that the “consolidated basis… [uses] the same methodology as our IFRS financial statements” refers to fact that the consolidated basis of presentation in the table utilizes the same basis of accounting for its investments as is utilized in its IFRS consolidated financial statements (for example: consolidation, equity method of accounting or account as a financial instrument). The accompanying narrative expands on this point by reminding readers that the consolidation as opposed to equity accounting will impact whether or not the debt issued by investee companies is included in our consolidated capitalization or not.

Footnote 3 on page 24 indicates that the determination of shareholders’ equity in the table is on a pre-tax basis and includes incremental values and asset management franchise value, which is consistent with the company’s determination of intrinsic value, as defined on page 78.

Common equity in the company’s IFRS financial statements is reconciled to intrinsic value on page 25 of Form 40-F.

Values not Recognized Under IFRS, page 25

8.	We note you have provided an estimate of the incremental value of certain items that are not reflected at fair value under IFRS in an effort to arrive at a more complete and consistent determination of net tangible asset value. Please revise your disclosures in future filings to break down these amounts by asset type and show a separate column with the amounts recorded in the financial statements. Also, discuss the valuation methods and the significant assumptions utilized by management for each asset type in determining these incremental values. Provide us with your proposed disclosure. Furthermore, clarify if you also include any amounts that are below the carried values of these assets.

Incremental values include fair value adjustments of certain of the company’s assets and businesses, and do not necessarily correspond to any single account balance within the company’s financial statements. Management presents incremental values on a deconsolidated basis (the company’s share of the adjustment), as opposed to adjusting all appropriate financial statement line items, including non-controlling interest. The company separately discloses the amount of incremental values by operating segment in comparison to its deconsolidated investment (common equity) in the operating segment on page 22 of Form 40-F.

The principal objective of the company in reporting these items is to ensure readers have access to management’s determination of the fair value for assets and businesses that are not otherwise carried at fair value in the consolidated financial statements.

The valuation methodology and significant assumptions utilized by management when determining incremental values are below. Page references below refer to the disclosures included within the company’s Form 40-F.

•

Asset management and service activities: The $875 million of Incremental value within this segment includes a $545 million fair value adjustment related to the company’s construction and property services businesses and a $330 million accrual of performance-based incentive fees (carried interests).

The company records its construction and property services businesses at historical book values under IFRS and records a fair value adjustment within incremental values, based on a multiple of the businesses normalized EBITDA, derived from industry standards and observable market data.

Brookfield recognizes performance-based incentive fees based upon the amount that would be due under the applicable incentive fee formula at the end of the measurement period established by the contract where it is no longer subject to adjustment based on future events, as described in financial statement note 2(l)(i), meaning that most performance income is deferred until the end of the life of the fund for financial statement recognition purposes. We record an amount within incremental values for the estimated current value of the accrual, net of any direct costs, based on fund performance up to the end of the relevant reporting period. We believe that this permits readers to effectively monitor the performance of our business and compare our results to asset managers that report performance income on an accrual basis.

•

Renewable Power (page 47): The “$300 million of incremental values represents gains relating to long-term power sale contracts that are deferred for IFRS purposes” and are amortized into net income over the life of the contract. Management recognizes the portion of the gain that is otherwise deferred within incremental values; and notes that the incremental value will be eliminated over time as the gain is recognized within net income and common equity under IFRS.

•

Infrastructure: Certain of the company’s infrastructure businesses are recorded at historic book values under IFRS and the company includes an incremental value for these businesses based on the present value of the company’s estimate of the businesses future cash flows or an appropriate multiple of the rate base determined with reference to comparable market transactions.

•	Private equity incremental values consist of values for our special situations investments as well as an amount related to our residential development lands.

Special Situations (page 57) – Incremental values are determined “based on comparable transactions and market prices…which in most cases reflect the excess of current valuations over distress acquisition prices.” Certain of our special situations investments are held in private equity funds, which account for their investments at fair value following Investment Company Accounting. The values utilized in determining incremental values are consistent with the company’s valuations utilized in its private fund financial statements which are audited [in most cases] and provided to fund investors.

Residential development (page 58) – “Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations, financing appraisals and comparable market transactions to determine a more current value for these businesses”

No amounts are included within incremental balances that are below IFRS values.

In future filings, the company will expand its disclosure of the methodology and assumptions utilized to determine incremental values.

Asset Management Franchise value, page 26

9.	We note that you have described some of the assumptions utilized to arrive at the asset management franchise value such as assuming capital under management in your unlisted funds and managed listed issuers will grow at a rate of 10% over the next 10 years. Please tell us and revise future filings to discuss the basis utilized by management for these assumptions. For instance identify whether the rate of growth utilized was based on historical and/or empirical information. Also, tell us what is meant by your statement that you will continue to provide information to enable readers to assess your progress and consider these values and assumptions. Please clarify how this information is provided, whether this information is disclosed in your Form 40-F filing, and if not, why this information has not been included.

The company’s estimate of its asset management franchise value reflects assumptions in respect of the amount of fee bearing capital which the company will raise over the next ten years as well as the gross margin that the company will earn on that capital. The growth in third party capital is based on the company’s financial and capital plans, historical growth, and the company’s expectation of launching new successor funds upon completion of the investment phase of existing funds.

The gross margin estimate of 150 basis points is based on our current fee structure, adjusted for our planned future capital allocation between opportunistic, core and value-add funds, as well as industry standards for fees and expenses.

Management notes on page 26 that it “will continue to provide information to enable readers to assess our progress and consider these values and assumptions”. Management included the aforementioned comment as it will include updates within future filings on the growth of its fee bearing capital under management and asset management revenues, which will assist users to validate management’s estimates and assumptions utilized to determine the value it ascribes to its asset management franchise based on actual results achieved.

Part 3 – Review of Operations

General

10.	In your review of operations for renewable energy, we note you have eliminated currency and hydrology fluctuations in your five year comparison presentation of revenue and for your review of infrastructure, you have utilized a constant exchange rate in your 3 year presentation of net operating income for utilities and transport and energy. These presentations appear to be non-IFRS based. Please revise future filings to explain why these presentations provide useful information to investors and the additional purposes, if any, for which management uses this non-IFRS information.

In addition, for your renewable energy presentation of revenue, please reconcile to revenue in accordance with IFRS.

We will comply.

Property, pages 40 – 46

11.	Please tell us and define in future filings how you determined which properties to designate as existing properties for each year presented. Specifically discuss if you have excluded any properties undergoing a redevelopment; if so, clarify your basis for excluding these properties from existing properties and quantify the amounts.

“Existing properties” are those that the company owned and operated throughout both the current and prior reporting periods. Properties classified as redevelopment properties, when applicable, are excluded from existing properties, since they are not in operation for both of the reported periods.

For the year ended December 31, 2011 and 2010, there were no properties that were undergoing a redevelopment.

In future filings, the company will state if any redevelopment properties have been excluded in the determination of existing properties and will clarify the basis for excluding any properties from existing properties, and will quantify the amounts excluded.

12.	We note your definition of in-place net rents. Please clarify if you reflect the impact of concessions in your calculation.

The company’s definition of in-place net rents excludes the impact of concessions such as straight-line rent escalations and free rent amortization.

In 2011, the company’s consolidated office properties generated $1,197 million of net operating income, of which $34 million, or 2.8%, represented straight-line rent escalations and free rent amortization. As such, the quantitative impact of concessions is generally not material.

In future filings, the company will provide additional disclosure, to the extent material, concerning the impact of tenant concessions that are excluded from the calculation of average in-place rents.

13.	In future filings please expand your disclosures to also quantify historical occupancy rates and average-in-place net rents on an existing property basis.

We will comply.

Consolidated Statement of Operations, page 95

14.	We note that you present unnamed subtotals after “Investment and other income” and after “Current income taxes” and that these subtotals appear to be operating profit measures that exclude charges that are integral to your operations. Thus, in future filings, please revise your statements of operations to exclude subtotals that exclude items of an operating nature. Please provide us with your proposed presentation and refer to paragraphs 85 and 86 of IAS 1 and IAS1.BC.56. Also, we note that you present revenues less direct operating costs by segment on a net basis in your statements of operations. Please tell us your basis for this netted presentation.

The company will exclude subtotals that exclude items of an operating nature in future filings.

The following table illustrates management’s draft presentation of its Consolidated Statement of Operations, using December 31, 2011 balances:

Millions	Note	2011
Total revenues	20	$15,921

Asset management and other services	20	388
Revenues less direct costs
Property	20	1,678
Renewable power	20	740
Infrastructure	20	756
Private equity	20	538
Equity accounted income	7	2,205
Investment and other income	20	328

Expenses
Interest		(2,352)
Operating costs		(481)
Current income taxes	13	(97)

Other items
Fair value changes	21	1,286
Depreciation and amortization		(904)
Deferred income taxes	13	(411)

Net income		$3,674

Net income attributable to:
Shareholders		$1,957
Non-controlling interests		1,717

		$3,674

Net income per share:
Diluted	19	$2.89
Basic	19	$3.00

The company acknowledges the requirements of IAS 1 paragraphs 32; however, management believes that its presentation on the face of the Consolidated Statement of Operations together with the accompanying Notes to the Consolidated Financial Statements collectively provide meaningful information to the company’s stakeholders for the following reasons:

•

Management presents revenues and direct costs on a gross basis in Financial Statement Note 20, providing the presentation requirements of IAS 1 paragraphs 32 , albeit in a note to the consolidated financial statements. The individual financial statement line items within the Consolidated Statements of Operations are explicitly labeled, “Revenues less direct costs” and contain a reference to Note 20 to ensure full transparency of the company’s presentation as well as the gross balances.

•

Management understands that IAS 1 paragraph 33 suggests that netting of income and expenses may detract from a stakeholder’s ability to assess the company’s future cash flows, or to understand the transactions or events that have occurred. The company understands from its investors and analysts that, in general, they assess the performance of the company’s asset classes based primarily on net operating income or earnings before interest, taxes, depreciation and amortization (“EBITDA”) as opposed to gross revenue and expenditures. Management believes that if it were to comingle the revenues and expenditures of its operations, the resultant would not be a meaningful measure. As noted in the above paragraph, the company does provide in the notes to its consolidated financial statements, the gross presentation of revenues and expenses in order to permit an analysis of operating margins.

•

Given the diversity of the company’s operations and the varying margins of each business, management believes its current net presentation provides information that is relevant to explain the elements of financial performance.

•

The company believes its current presentation is preferable given the well accepted use of its presentation amongst all of its stakeholders and the length of time which the company has used this presentation. Furthermore, if the company was required to change the presentation of its financial statements, such a change would cause considerable confusion to the users of its financial statements.

Note 7 – Investments, page 118

15.	You disclose that certain of your investments in associates are subject to restrictions over the extent to which they can remit funds to your company in the form or cash dividends, or repayment of loans and advances. Please tell us the extent of these restrictions and expand your disclosure in future filings to comply with paragraph 37(f) of IAS 28.

The company’s investments, as disclosed in note 7 to the financial statements, include investments in associates as well as investments in equity accounted joint ventures.

Certain of the company’s investments in associates represent equity investments in public companies where the company has significant influence but is a minority shareholder and therefore does not exercise control. Dividends and/or distributions from public companies are determined by the respective entities’ Board of Directors.

Dividends and/or distributions from equity accounted joint ventures to venture partners may be restricted as a result of contractual arrangements governing the investment. As of December 31, 2011, no significant restrictions exist on the ability of the company’s associates or joint venture partners to transfer funds to the company in the form of cash dividends, or repayment of loans or advances.

In future filings, the company will provide additional disclosure, to the extent material, regarding any significant restrictions on the ability of associates to transfer funds to it in the form of cash dividends, or repayment of loans or advances.

16.	You disclose the comparison of the fair value of your investment in GGP based on the publicly listed price to your carrying value which is accounted for using the equity method. We note that the carrying value exceeds the fair value by almost 30%; please tell us how you evaluated impairment of this investment. Please cite the relevant accounting guidance.

The company’s investment in General Growth Properties (“GGP”) is considered an associate and is accounted for using the equity method in accordance with IAS 28 – Investments in Associates.

On a quarterly basis, the company reconciles GGP’s US GAAP results to IFRS and records its share of GGP’s comprehensive income, as determined on an IFRS basis, within its financial statements. This includes the company’s share of GGP’s investment property revaluation, which is determined using asset level internal and external appraisals, consistent with the company’s accounting policy for investment properties. As at December 31, 2011, GGP’s common equity on an IFRS basis exceeded its publicly listed price.

The company also assesses whether there is any objective evidence that its investment in GGP is impaired in accordance with IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). In assessing whether there is any objective evidence of an impairment, the company considers any and all relevant observable data in consideration of the impairment indicators under IAS 39.

Note 8 – Investment Properties, page 120

17.	We note that certain properties are valued by external valuators. Please clarify whether the external valuations received have been adjusted significantly and disclose the adjustments, if any, as well as the reasons for the adjustments. Reference is made to paragraph 77 of IAS 40.

The company’s accounting policy for investment properties is to measure its properties based on internal appraisals. Where third-party valuations are obtained, they are considered by the company in arriving at its own determinations of fair value but are not determinative.

The company provides a table on page 120 that bifurcates the value of investment properties between “properties subject to internal appraisals”, which includes properties for which no external valuation was received during the year: and “properties valued by external valuators”, which represents those for which an external valuation was received during the year, and as a result an external valuation was considered in determining fair value.

In future filings the company will include disclosure in Form 40-F to clarify its valuation policy for investment properties.

Note 9 – Property, Plant and Equipment, pages 120 – 124

18.	We note that the unrealized revaluations of property, plant and equipment using the revaluation method are recorded in revaluation surplus as a component of equity. Please clarify whether there are any restrictions on the distribution of the balance of revaluation surplus to shareholders. Reference is made to paragraph 77(f) of IAS 16.

Dividends and other corporate distributions are governed by laws, regulations and statutes set forth in the Business Corporations Act (Ontario), the governing instrument in the company’s jurisdiction of organization. There are no material restrictions that relate specifically to the company’s revaluation surplus balance which would limit the company in making a distribution to shareholders.

In addition to the responses above, we hereby acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions and/or comments, please do not hesitate to contact me at (416) 359-8601.

Yours truly,

Brian D. Lawson Chief Financial Officer Brookfield Asset Management Inc.